UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

PLANET PAYMENT, INC.

(Name of Subject Company (Issuer))

FINTRAX US ACQUISITION SUBSIDIARY, INC.

a wholly owned subsidiary of

FRANKLIN UK BIDCO LIMITED

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.01 per share

Series A Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

U72603118

(Cusip Number of Class of Securities)

John Glynn

Group General Counsel

Fintrax Group Holdings Limited

Martin House, Galway Business Park

Dangan, Galway, H91A06C, Ireland

Tel: +353 91 558255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Sean C. Doyle, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$257,735,009	$32,089

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was determined by adding the sum of (i) 50,013,595 outstanding shares of common stock, par value $0.01 per share (“Common Shares”), of Planet Payment, Inc. (“Planet Payment”), multiplied by the offer price of $4.50 per share, (ii) the net offer consideration for 5,619,789 Common Shares issuable pursuant to outstanding stock options with an exercise price less than the offer price of $4.50 per share (which is calculated by multiplying the number of shares underlying the outstanding stock options by an amount equal to $4.50 minus the weighted average exercise price for such stock options of $2.44 per share) and (iii) 4,688,237 Common Shares, which will be issued upon the conversion, immediately prior to the Purchaser’s acceptance of the tendered shares for payment, of 1,535,398 outstanding shares of Series A preferred stock, par value $0.01 per share (“Preferred Shares”), of Planet Payment, multiplied by the offer price of $4.50. The calculation of the filing fee is based on information provided by Planet Payment as of November 3, 2017, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$32,089	Filing Party:	Fintrax US Acquisition Subsidiary, Inc. and Franklin UK Bidco Limited
Form or Registration No.:	Schedule TO	Date Filed:	November 13, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”) filed by Fintrax US Acquisition Subsidiary, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Franklin UK Bidco Limited, a private limited company incorporated under the laws of England and Wales (“Parent”), with the U.S. Securities and Exchange Commission on November 13, 2017. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of (i) common stock, par value $0.01 per share (“Company Common Stock”), of Planet Payment, Inc., a Delaware corporation (the “Company”), at a price per share of $4.50 (such price as it may be amended from time to time in accordance with the Merger Agreement, the “Common Stock Offer Price”), net to the seller in cash, without any interest, but subject to any required withholding of taxes, and (ii) Series A Preferred Stock, par value $0.01 per share (“Company Series A Preferred Stock” and together with the Company Common Stock, the “Shares”) of the Company, at a price per share of $13.725, equal to the Common Stock Offer Price multiplied by the conversion ratio set forth in the Company’s Restated Certificate of Incorporation rounded to the nearest one-hundredth, which is 3.05 (such price as it may be amended from time to time in accordance with the Merger Agreement, the “Preferred Stock Offer Price”), net to the seller in cash, without any interest, but subject to any required withholding of taxes, in each case upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 13, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly owned subsidiary of Parent. This Amendment is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Amendment are references to sections of the Offer to Purchase.

Amendments to the Offer to Purchase

Items 1 through 11.

(1)        The information set forth in the Offer to Purchase under “The Tender Offer—Section 15—Certain Legal Matters” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraph at the end of the subsection titled “Antitrust”:

“On November 16, 2017, each of Parent and the Company filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of shares of Common Stock and Series A Preferred Stock in the Offer. On November 30, 2017, the FTC granted early termination of the HSR Act waiting period applicable to the Offer. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

The information set forth in the Offer to Purchase under “The Tender Offer—Section 15—Certain Legal Matters” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing the subsection titled “Legal Proceedings Related to the Merger” in its entirety with the following:

“Legal Proceedings Related to the Merger On November 17, 2017, Marco Elser, alleging himself to be a stockholder of the Company, filed a putative class action complaint in the United States District Court for the Eastern District of New York, captioned Marco M. Elser v. Planet Payment, Inc. et al., Case No. 2:17-cv-06736-DRH-GRB (the “Elser Complaint”) against the Company and all members of the Board. Among other things, the Elser Complaint alleges that the Company, and the members of the Board in their capacity as controlling persons, omitted to state material information in the Company’s Schedule 14D-9, rendering it false and misleading and in violation of the Exchange Act and related regulations. In addition, the Elser Complaint alleges that the members of the Board acted as controlling persons of the Company within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Company’s Schedule 14D-9. The Elser Complaint seeks, among other things, an order that the action may be maintained as a class action, an order enjoining consummation of the Transactions, rescissory damages, and an award of costs, including attorneys’ fees and experts’ fees.

On November 20, 2017, another purported stockholder of the Company filed a putative class action lawsuit in the United States District Court for the Eastern District of New York captioned Dennis Palkon v. Planet Payment, Inc. et al., Case No. 2:17-cv-06771 (the “Palkon Complaint”) against the Company, all members of the Board, Fintrax Group, Parent and Purchaser. Among other things, the Palkon Complaint alleges that the Company, and the members of the Board in their capacity as controlling persons, omitted to state material information in the Company’s Schedule 14D-9, rendering it false and misleading and in violation of the Exchange Act and related regulations. In addition, the Palkon Complaint alleges that Parent and the members of the Board acted as controlling persons of the Company within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Company’s Schedule 14D-9. The Palkon Complaint seeks, among other things, an order enjoining consummation of the Transactions, rescission of the Transactions if they have already been consummated or rescissory damages, an order directing the Company to file a solicitation statement that does not contain any untrue statement of material fact and states that all material facts required in order to make the statements contained therein not misleading, a declaration that the defendants violated Sections 14(e), 14(d), 20(a) and Rule 14d-9 of the Exchange Act, and an award of costs, including attorneys’ fees and experts’ fees.

On November 20, 2017, another purported stockholder of the Company filed a putative class action lawsuit in the United States District Court for the Eastern District of New York, captioned John Rosato v. Planet Payment, Inc. et al., Case No. 2:17-cv-06770 (the “Rosato Complaint”) against the Company, all members of the Board, Fintrax Group, Parent and Purchaser. Among other things, the Rosato Complaint alleges that the Company, and the members of the Board in their capacity as controlling persons, omitted to state material information in the Company’s Schedule 14D-9, rendering it false and misleading and in violation of the Exchange Act and related regulations. In addition, the Rosato Complaint alleges that Fintrax and the members of the Board acted as controlling persons of the Company within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Company’s Schedule 14D-9. The Rosato Complaint seeks, among other things, an order enjoining consummation of the Transactions, rescission of the Transactions if they have already been consummated or rescissory damages, an order directing the Company to file a solicitation statement that does not contain any untrue statement of material fact and states that all material facts required in order to make the statements contained therein not misleading, a declaration that the defendants violated Sections 14(e), 14(d), 20(a) and Rule 14d-9 of the Exchange Act, and an award of costs, including attorneys’ fees and experts’ fees.

On November 28, 2017, another purported stockholder of the Company filed a putative class action lawsuit in the United States District Court for the Eastern District of New York, captioned James Pasquale v. Planet Payment, Inc. et al., Case No. 2:17-cv-06936 (the “Pasquale Complaint”) against the Company and all members of the Board. Among other things, the Pasquale Complaint alleges that the Company, and the members of the Board in their capacity as controlling persons, omitted to state material information in the Company’s Schedule 14D-9, rendering it false and misleading and in violation of the Exchange Act and related regulations. In addition, the Pasquale Complaint alleges that the members of the Board acted as controlling persons of the Company within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Company’s Schedule 14D-9. The Pasquale Complaint seeks, among other things, a declaration that the Company’s Schedule 14D-9 was materially false and misleading, an order enjoining consummation of the Transactions, rescission of the Transactions if they have already been consummated or rescissory damages, damages caused by the defendants, and an award of costs, including attorneys’ fees and experts’ fees. The Company has advised us that it believes the allegations in each of the Pasquale Complaint, the Elser Complaint, the Palkon Complaint and the Rosato Complaint are without merit and that no further disclosure is required to supplement the Company’s Schedule 14D-9 under applicable laws. Additionally, similar cases may also be filed in connection with the Merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2017

Fintrax US Acquisition Subsidiary, Inc.

By:	/s/ Patrick Waldron
	Name:	Patrick Waldron
	Title:	President

Franklin UK Bidco Limited

By:	/s/ Patrick Waldron
	Name:	Patrick Waldron
	Title:	Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 13, 2017*
(a)(1)(B)	Form of Letter of Transmittal*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form*
(a)(1)(G)	Summary Advertisement, published November 13, 2017 in The Wall Street Journal*
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Joint Press Release of Parent and the Company, dated October 26, 2017 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 27, 2017)*
(b)	Debt Commitment Letter, dated October 23, 2017, from BNP Paribas Fortis SA/NV, The Governor and Company of the Bank of Ireland, The Royal Bank of Scotland plc (trading as NatWest Markets) and Société Générale, London Branch*
(d)(1)	Agreement and Plan of Merger, dated as of October 26, 2017, among Parent, Purchaser and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 27, 2017)*
(d)(2)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein*
(d)(3)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein*
(d)(4)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein*
(d)(5)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein*
(d)(6)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein*
(d)(7)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein*
(d)(8)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein*
(d)(9)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein*
(d)(10)	Confidentiality Agreement, dated as of November 10, 2016, between the Company and Fintrax Group, as amended on September 14, 2017 (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on November 13, 2017)*
(g)	Not applicable
(h)	Not applicable

*	Previously filed.